Exhibit 17.1

RESIGNATION LETTER

June 1, 2021

Ficaar, Inc.

Gentlemen:

This letter confirms that I hereby resign as an officer and member of the Board of Directors of Ficaar, Inc. (the “Corporation”). My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ David Cicalese

David Cicalese